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P.E. 6-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED JUN 17 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 165

For the month of June, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

PROCESSED
AUG 02 2002
THOMSON
FINANCIAL

Date June 13th, 2002

By (Signature)

HUSNI AMANI
Acting as Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TELKOM

PRESS RELEASE

No.TEL 208 /PR000/UHI/2002

Telkom's Interim Financial Results and Credit Ratings

Bandung, June 13, 2002 – PT Telekomunikasi Indonesia, Tbk. ("PT Telkom") would like to inform its recent developments as follows:

1. Financial results.

PT Telkom's unaudited consolidated financial results for the five months ended May 31, 2002 was as follows:

	2002 (In Millions of Rupiah)
Operating revenues	7,203,789
Operating income	4,162,402
Net income (after tax)	2,734,810

PT Telkom's net income includes proportion of Telkomsel's of Rp 830.162 million and other subsidiaries of Rp 104.280 million.

Telkom consolidates its subsidiaries of PT Telekomunikasi Seluler ("Telkomsel"), PT Dayamitra Telekomunikasi ("Dayamitra"), PT Infomedia Nusantara ("Infomedia"), PT Indonusa Telemedia ("Indonusa"), and PT Graha Sarana Duta ("GSD").

2. S&P Assigns 'B+' (Stable Outlook) Rating to PT Telkom.

On June 13, 2002 Standard & Poor's assigned its single 'B"-plus corporate credit rating to PT Telkom. Supporting the rating is Telkom's strong market position, comprehensive network, steady operations and earnings, strong financial position, and partial insulation from sovereign risk. The rating, however, reflects the country's high economic and political uncertainties, volatile local currency, increasing competition in the industry, regulatory uncertainties, and uncertainties over PT Telkom's joint operating schemes (KSO).

3. Moody's Assigns 'B2' Local Currency Issuer Rating and 'B3' Foreign Currency Issuer Rating to PT Telkom.

On June 13, 2002 Moody's Investor Service assigned B2 local currency issuer and B3 foreign currency issuer ratings to PT Telkom. The outlook for both ratings is positive, reflecting PT Telkom's link with the ratings of the Government of Indonesia (B3 for both local and foreign currency, positive outlook) and its strong profile.

HUSNI AMANI
Acting Head of Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
E-mail: investor@telkom.co.id
Website: www.telkom.co.id

Bandung office:
Tel.: 62-22-4527337
Fax.: 62-22-7104743

Jakarta office:
Tel.: 62-21-5215109
Fax.: 62-21-5220500